Exhibit (e)(3)

September 26, 2015

Perseon Corporation
2188 West 2200 South
Salt Lake City, UT 84119
Attn:  Board of Directors

Gentlemen:

It has been a pleasure to interact with the management team and advisors of Perseon Corporation (“Perseon” or “you”) over the last few months.  We are very enthusiastic about the prospects of partnering with you in a mutually-beneficial transaction.  We continue to feel strongly about the strategic merits of a combination.

Proposal:  On behalf of Galil Medical Ltd.’s (“Galil’s”) Board of Directors, we would like to make a proposal to acquire 100% of the outstanding equity securities of Perseon (“PRSN”), including shares of common stock, warrants and options, in an all-cash transaction (the “Transaction”) for an aggregate purchase price equal to no more than $10.58 million.  The Transaction will involve two steps:  a tender offer for all outstanding shares at a purchase price equal to $1.00 per share (the “Purchase Price”) and for all of Perseon’s publicly traded warrants at a purchase price of $0.02 per warrant and for all unregistered warrants for an aggregate purchase price of $538,621, followed by a merger under Section 251(h) of the Delaware General Corporation Law.  The tender offer will be subject to conditions, including the valid tender of at least a majority of the outstanding shares and at least 65% of the outstanding publicly traded warrants.  This proposal is nonbinding except for the paragraphs below under the headings “Exclusivity,” “Confidentiality” and “Standstill” which represent agreements effective upon your execution of this letter.

This Proposal assumes:  1) there is no debt and no undisclosed liabilities, and that the equity capital structure for Perseon outlined in Annex A is accurate and complete; 2) Perseon’s transaction costs will not exceed $1.75 million; and 3) that all unexercised warrants and options other than the publicly traded warrants will be cancelled or purchased.

Closing Contingencies & Approvals:  Following the announcement of the proposed Transaction, closing will likely be subject to several contingencies, including:

1)                                     Galil’s shareholder approval, keeping in mind that Galil’s board members control greater than 95% of Galil’s voting shares;

2)                                     Regulatory and other traditional third-party approvals;

3)                                     Securing of adequate financing by Galil;

4)                                     Receipt by Perseon of a fairness opinion; and

5)                                     No material outstanding lawsuits or appraisal rights claims by Perseon security holders (though Galil can waive this, if necessary).

Financing:  We envision funding the acquisition through raising additional equity.  The proposed financing will include funds to pay each company’s transaction costs, restructure the merged organization, and to support the growth of the combined entity after closing.

Importantly, we believe from our work with Galil insiders and other interested parties that the financing can be completed within the timeline of preparing the final documents (below).

Timing:  Based on our extensive efforts invested to date, Galil should be able to complete its confirmatory due diligence and negotiate definitive agreements within 3-4 weeks of the date hereof, if not sooner.  Once announced, the closing of the Transaction will be subject to the contingencies listed above.  The items included in our confirmatory due diligence include:

1)                                     A review of your recent corporate actions as it relates to any D&O insurance issues

2)                                     A review of any potential restructuring costs

3)                                     A review of all anticipated deal related costs

We are sensitive to your desire to preserve cash and avoid the need for additional financing while maintaining your infrastructure and organization through the closing date of any transaction.  We believe the Transaction outlined herein is the best approach to meet those mutually beneficial goals.

As mentioned above, our goal would be to pursue several work streams concurrently in order to close the Transaction as quickly as possible.  For example, immediately upon acceptance of this Proposal, we are willing to conduct our confirmatory due diligence concurrent with the drafting of definitive documents and the solicitation of potential financing sources.

As such, we are confident that the outline above will allow for a closing date on or about December 15, 2015 with the added benefit of there likely being no requirement for a Perseon shareholder vote to approve the Transaction.

Structure:  As currently contemplated, the Transaction will be structured as a tender offer followed by a merger, the details of which will be determined following further due diligence by Galil and discussions between the parties.

Exclusivity:  In order to ensure an expedited process and induce Galil Medical, Ltd. (“Galil”) to incur the substantial additional time and expense involved in evaluation of a potential transaction with Perseon and the negotiation and preparation of definitive agreements, Perseon hereby agrees that, for a period of thirty (30) calendar days from the date hereof Exclusivity Period (as herein defined), neither Perseon nor its officers and directors will, and Perseon will direct its employees, agents and affiliates not to, take any action to encourage, solicit the submission of, or entertain inquires, proposals, or offers from any person or entity (other than Galil), or otherwise provide confidential information to or engage in discussions with any person or entity (other than Galil), relating to a proposed sale of Perseon (whether by merger, combination, sale or exclusive license of assets, sale of stock or otherwise).  Perseon further agrees that for the period defined above it will, and it will direct its employees, agents, advisors and affiliates to, affirmatively and immediately (i) terminate any ongoing discussions with third parties and (ii) disclose to Galil the existence of and terms of, any inquiries, proposals or offers received from any person or entity during the period defined above with respect to any proposed acquisition of Perseon (whether by merger, combination, sale or exclusive license of assets, sale of stock or otherwise) or any similar alternative transaction.  Nothing contained in this Section shall prohibit Perseon or its board of directors from taking and disclosing to Perseon’s stockholders a position in response to a tender offer by a third party if and to the extent required by Rules 14d-9 and 14e-2(a) promulgated under the Securities Exchange Act of 1934.

Confidentiality:  Except upon the execution of definitive agreements or unless required by applicable law or stock exchange requirements, neither party will issue any statement or communication to the public or press regarding the proposed transaction without the prior written consent of the other party.  All transaction-related discussions and any term sheets or other written materials exchanged by the parties will be kept confidential in accordance with the terms of any separate confidentiality or nondisclosure agreement between the parties or their affiliates.  Without limiting the general nature of the foregoing, the parties specifically agree that the parties’ agreement to negotiate exclusively will, prior to the execution of a definitive agreement, constitute confidential information for purposes of any such confidentiality or nondisclosure agreement.

Standstill:  Unless approved in advance in writing by the board of directors of Perseon, Galil agrees that neither it nor any of its representatives acting on behalf of or in concert with Galil (or any of its representatives) will, for a period of six months after the date hereof, directly or indirectly:

(a)                                 make any statement or proposal to the board of directors of Perseon, any of Perseon’s representatives or any of Perseon’s stockholders regarding, or make any public announcement, proposal or offer (including any “solicitation” of “proxies” as such terms are defined or used in Regulation 14A of the Securities Exchange Act of 1934, as amended) with respect to, or otherwise solicit, seek or offer to effect (including, for the avoidance of doubt, indirectly by means of communication with the press or media) (i) any business combination, merger, tender offer, exchange offer or similar transaction involving Perseon or any of its subsidiaries, (ii) any restructuring, recapitalization, liquidation or similar transaction involving Perseon or any of its subsidiaries, (iii) any acquisition of any of Perseon’s loans, debt securities, equity securities or assets, or rights or options to acquire interests in any of Perseon’s loans, debt securities, equity securities or assets, (iv) any proposal to seek representation on the board of directors of Perseon or otherwise seek to control or influence the management, board of directors or policies of any of Perseon, (v) any request or proposal to waive, terminate or amend the provisions herein or (vi) any proposal, arrangement or other statement that is inconsistent with the terms herein;

(b)                                 instigate, encourage or assist any third party (including forming a “group” with any such third party) to do, or enter into any discussions or agreements with any third party with respect to, any of the actions set forth in clause (a) above;

(c)                                  take any action which would reasonably be expected to require Perseon or any of its affiliates to make a public announcement regarding any of the actions set forth in clause (a) above; or

(d)                                 acquire (or propose or agree to acquire), of record or beneficially, by purchase or otherwise, any loans, debt securities, equity securities or assets of Perseon or any of its subsidiaries, or rights or options to acquire interests in any of Perseon’s loans, debt securities, equity securities or assets, except that Galil may beneficially own up to 4.99% of each class of Perseon’s outstanding loans, debt securities and equity securities and may own an amount in excess of such percentage solely to the extent resulting exclusively from actions taken by Perseon.

The foregoing restrictions shall not apply to any of Galil’s representatives effecting or recommending transactions in securities (A) in the ordinary course of its business as an investment advisor, broker, dealer in securities, market maker, specialist or block positioner and (B) not at the direction or request of Galil or any of its affiliates.

Notwithstanding the foregoing provisions, the restrictions set forth in this section shall terminate and be of no further force and effect if Perseon enters into a definitive agreement with respect to, or publicly announces that it plans to enter into, a transaction involving all or a controlling portion of Perseon’s equity securities or all or substantially all of Perseon’s assets (whether by merger, consolidation, business combination, tender or exchange offer, recapitalization, restructuring, sale, equity issuance or otherwise).

We are enthusiastic about the Transaction and look forward to working with you on completing the steps necessary to finalize definitive documentation in an expeditious fashion.  Please feel free to contact me at (651) 287-5050 (Marty.Emerson@galilmedical.com), our investment banker John Soden of Houlihan Lokey at (415) 273-3700 (jsoden@hl.com), or our legal counsel Robert “Bert” Ranum of Fredrikson & Byron at (612) 492-7067 (rranum@fredlaw.com) with any questions.

We would appreciate a prompt response; this Proposal will remain in effect until 5pm CT on September 28, 2015.

Sincerely,

On Behalf of the Board of Directors of Galil Medical Ltd.:

/s/ Martin J. Emerson
By: Martin J. Emerson
Its: President & Chief Executive Officer

Acknowledged and Accepted on Behalf of Perseon Corporation’s Board of Directors by:

/s/ Clinton E. Carnell, Jr.	9-28-15
By: Clinton E. Carnell, Jr.	Date
Its: President & Chief Executive Officer

Annex A
Perseon Capital Structure

See Attachment